SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/ME nº 06.164.253/0001-87

NIRE 35.300.314.441

Publicly-held Company

GOL Announces Terms of ADS Rights Offering

São Paulo, May 3, 2021 – As previously reported, on April 28, 2021, GOL approved a capital increase through the issuance of up to 171,136,140 common shares and 16,268,441 preferred shares at a subscription price of R$0.6911 per common share and R$24.19 per preferred share, with a minimum aggregate subscription amount of R$100.0 million and a maximum aggregate subscription amount R$511.8 million.

The Constantino Family, our controlling shareholder, has informed our board of directors of its intention to subscribe approximately R$270.0 million in shares in this offering, which is sufficient to reach the minimum aggregate subscription amount.

According to Brazilian law, the issuance of common and preferred shares triggers preemptive rights of our existing shareholders.  We have voluntarily elected to register this rights offering with the SEC in order to enable U.S. holders to participate in the capital increase. The ADS rights will not be transferable.

The terms of the rights offering are as follows:

1. Maximum size of the capital increase: R$511,813,108.55.

2. Minimum size of the capital increase: R$100,000,000.00.

3. Maximum number of preferred shares, including shares in form of ADSs, to be subscribed in the rights offering: 16,268,441 preferred shares.

4. Preferred share record date: May 4, 2021.

5. Preferred share subscription price: R$24.19 per preferred share.

6. Subscription period for holders of preferred shares: from May 5, 2021 until June 9, 2021.

7. ADS rights record date: May 13, 2021.

8. ADS subscription price: To validly subscribe for new ADSs, ADS rights holders will need to deposit with The Bank of New York Mellon, as ADS rights agent, an amount in U.S. dollars to be announced on or about May 7, 2021. The ADS deposit amount will be equal to two times the preferred share subscription price of R$24.19 for each new ADS subscribed for or requested, plus 10% of such amount to cover (1) currency rate fluctuations to the date on which the ADS rights agent converts currency in connection with the exercise by the Brazilian custodian of the preferred shares underlying the ADSs of the preferred share rights underlying the ADS rights, (2) the ADS depositary’s issuance fee of US$0.05 per new ADS, and (3) any other applicable fees, expenses or taxes.

9. Subscription ratio: 0.059760 ADS rights for every ADS held on the ADS rights record date. Fractional ADS rights will not be issued, and fractional entitlements will be reduced to the next smaller whole number of ADS rights.

10. ADS subscription period: From May 14, 2021 until 5:00 pm (New York time) on May 27, 2021.

11. Subscription card sent to ADS holders: on or about May 14, 2021.

12. Non-subscribed shares and ADSs: Following the preferred share rights exercise period and the ADS rights exercise period, if the maximum aggregate subscription amount is not reached, our board of directors will reduce the size of this offering. There will be no reoffering round.

We intend to file, on or about May 7, 2021, an immediately effective registration statement with the Securities and Exchange Commission, or the SEC, for the registration of the preferred shares offered in the preemptive rights offering, in which U.S. holders of our preferred shares and American Depositary Receipts, or ADSs, can subscribe for GOL’s preferred shares or ADSs, as applicable.

This notice does not constitute an offer to sell, buy or exchange, or a solicitation of an offer to sell, buy or exchange, any security described herein, and no offer, sale, purchase or exchange of any such security will occur in any jurisdiction in which such offer, sale, purchase or exchange would be unlawful without prior registration or exemption pursuant to the applicable securities laws of such jurisdiction. In particular, any offer, sale, purchase or exchange will be made pursuant to registration under the U.S. Securities Act of 1933, or the Securities Act, or pursuant to an exemption from registration or a transaction not subject to the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer